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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF      OCTOBER     , 20 05
                 -----------------     --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):


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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA

                                            ------------------------------------
                                                        (REGISTRANT)

DATE       OCTOBER 3, 2005                  BY      /s/ ROCHIMAN SUKARNO
      -------------------------               ---------------------------------
                                                         (SIGNATURE)

                                                       ROCHIMAN SUKARNO
                                                  HEAD OF INVESTOR RELATION

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                                  PRESS RELEASE
                            No.TEL.310/PR110/UHI/2005



                       CLARIFICATION ON THE MEDIA ARTICLE
                             REGARDING SHAREBUY BACK


JAKARTA, OCTOBER 3, 2005 - Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("TELKOM Indonesia" or the "Company") hereby clarifies regarding certain information relating to a recent article published in Bloomberg on September 30, 2005, on the subject of the Company's plan to buy back shares traded on the New York Stock Exchange ("NYSE").

ARWIN RASYID, President Director / CEO of TELKOM Indonesia, clarified that, "As part of the Company's effort to increase company value, we are currently identifying and planning to implement capital management strategy which include a study of a possible share buyback. At this time, we are still in the process of finalizing the plan and its implementation is subject to regulatory and shareholder approvals."

He also added that, "the plan is not to be associated what so ever with Company's repurchase of all its shares from NYSE. The NYSE listing is part of the Company's commitment to increase company value."




ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP    : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID